ALT5 SIGMA CORPORATION

325 E. Warm Springs Road, Suite 102

Las Vegas, Nevada 89119

August 7, 2025

VIA EDGAR

Office of Life Sciences

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	Alt5 Sigma Corporation
Registration Statement on Form S-3;
Commission File No. 333-289176

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: August 8, 2025

Requested Time: 5:00 pm, Eastern Time

To Whom It May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Alt5 Sigma Corporation (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-3 (File No. 333-289176) be accelerated by the U.S. Securities and Exchange Commission to 5:00 pm Eastern Time on Friday, August 8, 2025, or as soon thereafter is practicable.

The Company hereby authorizes Peter Campitiello of Lucosky Brookman LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Campitiello at (732) 395 4517 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

ALT5 SIGMA CORPORATION

By:	/s/ Peter Tassiopoulos
Peter Tassiopoulos
Chief Executive Officer